Filed by ReserveOne Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReserveOne Holdings, Inc.

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 333-291982

Date: December 29, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On December 29, 2025, ReserveOne made the below communications on its X account.

ReserveOne reposted

Ben Weiss @benmweiss_ · Dec 26

New Episode! Sebastian Bea, OLY, President at ReserveOne, on building a digital asset reserve with traditional finance!

Sebastian is taking his incredible learnings in the crypto space as previous President of Coinbase Asset Management and working hard to make crypto as accessible as possible to traditional stock market investors! ReserveOne is building a vehicle for investors to get exposure to Bitcoin, Ethereum, and other currencies with a simple purchase of a stock and not having to go through the usual buying crypto process.

The concept of ReserveOne is based on the idea of not changing the fundamentals of purchasing assets while giving access to a new asset class. A simplification in a space that may be complicated to many, while providing great exposure. In this episode, Sebastian talks about how he became interested in building the ReserveOne system, the impending listing, and the positives of the approach! He also touches on the plan to scale, marketing of the listing, and more.

YouTube: youtu.be/CPMbJS4vdwk
Spotify: open.spotify.com/episode/6jvPRl...
Apple Podcasts: podcasts.apple.com/us/podcast/leg...

Thank you to Annica Benning and Chelsea Slotin for helping with this.

@ReserveOne_

SEBASTIAN
BEA
PRESIDENT OF RESERVEONE
MAKING CRYPTO
MORE ACCESSIBLE
VIA PUBLIC MARKETS
L N L
ReserveOne

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ReserveOne reposted

Angels to Allocators @Angels2Allo · Dec 26

New ep out now! From scaling public crypto companies to discussing digital asset treasury strategies, @JaimeLeverton of @ReserveOne_ shares perspectives on institutional participation in crypto. ⚡ Plus CIO @SebastianBea joins at the end to discuss yield, stablecoins, and risk considerations.

In this episode, we cover:
📉 Why the four-year crypto cycle may break
🏛️ How digital asset treasury companies differ from ETFs
⚡ How bitcoin mining companies expanded beyond pure mining
🧠 How institutions are approaching crypto today
..& more!

Catch the full episode now:
📺 youtu.be/31WnLj0pW3Y
🎧 tinyurl.com/A2AEp53

DIGITAL
ASSET TREASURY
REVOLUTION
A2A

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Sebastian Bea, President and Chief Investment Officer of ReserveOne, was interviewed on Angels to Allocators Podcast. The excerpt of the transcript is provided below.

……

Host: All right so at ReserveOne you guys have this 80% allocation Bitcoin the 20% allocation alts and then you guys also can participate in yield generation whether it be staking or potentially lending. Anything that you're talking about today, are there any sort of, do you see potential for ReserveOne to participate early on or is this going to take maybe some months, years for ReserveOne to participate in I don't know on chain securities or stablecoin yield or something like that?

Sebastian Bea: We're looking at all those things today. We view many of these opportunities that are nascent or new as actually dual opportunities. What I mean by that is we will have a lot of Bitcoin that we want to deploy. Now, we're speaking to a bunch of different new organizations that are putting together, whether it's a protocol or some sort of new business relationship where we can put our Bitcoin into an economic relationship that would basically put it at risk for some sort of you know, it basically allows to invest the Bitcoin, right? So that enables us to be long Bitcoin and also to potentially generate returns in Bitcoin on our Bitcoin. So, you know going after the core value proposition of a DAT, which is we think we can compound in crypto better than an ETF, of course we do, right. But in the cut, for us it's a special context because actually I want to be early talking to these to these folks because we could also be investors via the VC route into these platforms that we like and so we can kind of play in two different roles where we can put our capital into their network but also maybe get tokens at the same time. So that is a unique value proposition I think we might have when we think about how we deploy our assets and then get value for people that intend to be invested in our equity because we can leverage our capital to also become, you know, potentially equity or token partners of that network or platform.

Host: How do you think about minimizing risk here because you know on the staking side as mentioned before with Jamie staking is pretty safe?

Sebastian Bea: Yeah.

Host: The lending side it depends on what you do, and if you're going to be participating in newer protocols or companies or kind of this the you know, we're not totally sure yet. So how do you think about risk and how to mitigate that risk?

Sebastian Bea: You have to first of all understand all the types of risk you might be taking, right? You have smart contract risk, you have operating risk, you have you know in some cases with DeFi you can have AML KYC questions, right? So there's a variety of different risks that you have to basically analyze first because if you're not measuring it, you can’t seek to mitigate it. There are ways to feel more comfortable with any of these particular dimensions or remove those risks entirely but it's going to take a lot of diligence ultimately for us to feel comfortable to do any one of these things. And one of the ways you mitigate risk is you actually do small size, right? So if we are doing say like let's take an example hypothetically we're lending our Bitcoin, right? Maybe we would do 10% in some of these more experimental strategies and even within the 10% we break it down across five different networks or platforms, right? So that way if any one particular vendor or platform has an issue we mitigate it with just sizing, right? And then we to you know watch how these guys perform over time. I think we're going to learn a lot and we'll be able to cut back in certain areas size up and other ones as we go.

Host: Would you ever deploy any of your Bitcoin? For example to like a PTC denominated market neutral fund or is that kind of like a future step that you might or might not take?

Sebastian Bea: We are fiduciaries right in our minds. We have to do what we think is the best risk adjusted return for the investors in our company. So we will look at everything we will not do everything, but we will look at everything. But we want to do is understand the risks that we are taking and how those risks come together in one portfolio. There may be the case that a market neutral strategy might make sense in some size because it has some sort of … it’s extracting some sort of inefficiency that's orthogonal or additive to what we're already doing in our book elsewhere. But the bar will be high for strategies that are seeking alpha because then their bet is that they're right and you're wrong, right? I'd rather understand that we're taking an economic risk that is slightly different. So for example, if someone just needs liquidity and we don't, well I can take liquidity for a year for example with some of my Bitcoin because if we're you know, we intend to have a permanent capital structure, right? So there's types of economic risks that you want to get paid for, there's other ones where maybe you think that the source of return is not persistent, right?

Host: So the VC bucket, 10% of the AUM can be allocated to early, you know early stage or not early stages high conviction VC style opportunities that is equity and token potentially? Or is it just token? Or how you…

Sebastian Bea: Great question? So we are a DAT right? And how our DATs measured? On what they hold, and so that means for us we can do both but we will have a preference towards tokens over equity.

Host: Is there a stage that you're excited about specifically when you're looking at these VC opportunities that like early stage is it mature? What do you specifically want to target?

Sebastian Bea: We're entering a completely new cycle, right? We’re entering this first institutional cycle right, with regulation. So you go from a more pure VC market where they're making new things and they may or may not play out to now something needs a scale, right? So I think there's going to be more private equity opportunities over time because now businesses are going to need growth capital whereas before they were actually … for the most part the deal flow is in VC not in later stage private equity. I think there's going to be more later stage private equity. In fact, I think it was Kraken just did a half a billion dollar deal, and they're also preparing to go public. That's a relatively new phenomenon as compared to what we're used to in crypto.

Sebastian Bea, President and Chief Investment Officer of ReserveOne, was interviewed on

LegendsNLeaders Podcast. The excerpt of the transcript is provided below.

……

Host: So why focus on the public market so much and changing the way that cryptocurrency is interacted with through public markets? Why that area?

Sebastian Bea: Oh, so why focus today on ReserveOne and the focus on what we expect to be a publicly traded company? We're still in the SEC process, so we're not live yet. Look, I think that the potential for crypto is very large, but to bring crypto markets and TradFi markets together, both have to basically evolve and give a little. And that process is happening. And I think being part of a public company also is part of that process. So what I mean by that specifically is the next wave of capital that I think is likely to come into crypto probably needs some simplicity and regulation alongside it to make it a little bit easier. And just acting perhaps in a slightly different way. So from our perspective, we think that a digital asset treasury that has multiple assets, bordering on diversified, although everyone's definition is a little bit different, but a digital asset treasury with multiple assets is probably more akin to what most traditional investors do in their regular portfolio. And if you look at almost all of the digital asset treasuries today, they're generally single asset. And for the most part, traditional investors don't invest that way. So our perspective is that to really bring in the next wave of capital into this ecosystem, you're probably going to need to build a slightly different access point. And that's some of the basis for the creation of ReserveOne.

Host: So you think that the access is just not as great as it can be right now?

Sebastian Bea: Access is improving, but it is still complex for a lot of people. So this asset class, if you were to invest in and around it, requires a fundamentally different means of interaction, so or can require that. And that is basically a big issue for a lot of traditional investors. If you are a registered investment advisor, you generally operate out of a known subset of funds and custodians and exchanges. This asset class has a completely different set of those entities and those vehicles. And that is an impediment for investors. Think of it this way, some institutional investors only have one custodian. And so for them to directly hold Bitcoin, if they wanted to, they would need to get another custodian, generally speaking, because their custodian doesn't yet support Bitcoin. Well, that's a major structural impediment. Now, if you have an equity, then that issue goes away because the custodian can't custody a traditional equity. So there's structural barriers to the adoption of crypto from traditional market players today. Those will erode over time. But time is a funny thing. I remember when I was just talking to the folks over at iShares in the early 2000s, and they said they were going to kill the mutual fund by the end of the year. Now, 20 years later, mutual funds still have at least 50% market share in U.S. retail, right? ETFs have taken massive share, but these shifts, these big shifts take way more time than we would otherwise expect.

Host: Yeah, they do. But I mean, there's changes that happen fairly quickly. But I mean, I don't know about replacements like that. Like the mutual fund is so important, still to the market today. I mean, do you see yourself in ReserveOne replacing something that's existing today, or is it more just about creating a new opportunity?

Sebastian Bea: It's a great question. Today, we would expect that ReserveOne, as an investment opportunity for investors once we're publicly listed, probably to be something that would be additional to what they can do today, right? The intention for ReserveOne is to offer a potential upgrade to what is otherwise available to them. So if they can buy a Bitcoin ETF or they can buy an Ethereum ETF, well, once launched, we expect that ReserveOne may have more diversification than what they have on offer. So it's just, it could become an upgrade to what they are presently, to their current opportunities. I think that's today, you know, longer term, we don't know how traditional markets and digital markets are going to truly converge, right? Today, they're actually quite separate, right? In very few places can you trade crypto and traditional instruments. I mean, yes, you can trade a future at the CME, right? But that's about it. In general, these markets are still, for the most part, quite separate. So ReserveOne, as an entity, the intention here is that we're providing an additive investment opportunity for folks who want to get invested in this upgrade of our financial services system.

Host: And how do you see stuff like staking kind of playing a part of this and like, I mean, and lending as well? I mean, the crypto lending scene is quite different than a traditional lending scene with the, you know, the third party that you don't really need the same kind of validation within the traditional world. You could just kind of have these third parties that function there. Like, is that something you really are interested in a lot? And how do you see that stuff working?

Sebastian Bea: Yeah. So backing up on the overall topic of yield generation, it is the intention of ReserveOne to deploy our assets to the degree to which we can to seek yield, whether it's Bitcoin, Ethereum, Solana, Cardano, Ripple, or other assets that we end up adding over time if we do. In terms of lending and staking, lending, there's a lot of similarities to the traditional system. And in fact, when you're doing something that doesn't look similar, that's when you know there might be a problem, right? And so there's, I guess, maybe to back up, it might be useful for viewers to understand, yields in crypto are not like yields in TradFi. They're actually … they’re completely different. Let me explain what that means. In TradFi, like in regular markets, when the S&P is down a ton, right, what's normally happening is high yield companies, so junkier companies, the spreads on their debt go up. Meaning if you put an incremental dollar into a high yield bond, you're getting a bigger return when risk appetite is low, right? That's the traditional system. In crypto, it's the opposite, right? So when Bitcoin is ripping, it's been up a ton, let's say in the last year, in the last month, then when you go to lend, right, your rates are actually higher when Bitcoin has strong positive momentum and your rates are actually lower when risk sentiment is negative. And so yield itself is a little bit different in crypto. It's quite interesting, to borrow a kind of an overwrought term, orthogonal, very different, right? Crypto yield is very different than traditional yield. So in and of itself, it's also additive to, or should be additive to a traditional portfolio because the way it behaves, the risks it has are different. Now, different can also be a risk. And that's one of the areas where we pay a lot of attention.

Host: Yeah. It's still such a new space, but the upside is like incredible. I mean, there's so much potential from yield, but I think that the traditional retail investor, you know, just probably is completely unaware of, or not even exposed to.

Sebastian Bea: Well, I think, look, crypto is interesting because it actually has been led by retail, right? So there are a lot of prosumers, you know, high net worth traders, and they've actually led this market in many ways, right? Because they are less constrained by some of the rules that constrain institutional investors. And that retail involvement and the kind of various different regulatory environments has led to a faster innovation cycle in crypto than we see in traditional financial markets, right? If something's bad in crypto, we find out really fast because there's no central bank, there's no lender of last resort, right? There is no backstop to this space. If something is faulty, like we find out real quick, right? So October 10th in 2025 was essentially a flash crash in our space. And that exposed some structural, you know, some bad designs in certain parts of the market. So it's true that some aspects of retail are completely on the outside looking in, right? Let's say the grayer the hair and the more traditional they are, the more they've basically not been involved at all, right? But it's also true that retail in some sense has driven a lot of the innovation, a lot of inspiration in the space because there's an aspect of retail that moves real fast and it has a high risk appetite and is willing to look at new ideas and fund new ideas, you know, with their TVL, total value locked really fast.

Host: No, that makes sense. And yeah, I think it's just all about finding that consumer that is really looking for the access here and the form that you have. I mean, in terms of like just Reserve and the kind of the big picture vision for it, Sebastian, like, you know, I mean, I know on the website, you've got like kind of a couple stages of developments of things that you're doing, but once you do get this approval and you are a public company, like what is it look like at that point? Like what are the developments you're focusing on most?

Sebastian Bea: Sure. One of the things that we want to do with ReserveOne is really help people own the upgrade across both the liquid portfolio and the illiquid VC portfolio. And so one of the things that we're looking at is where we can look at innovations that we want to invest in in our VC side of our book that also could benefit from us deploying our larger side of our book, our liquid book, meaning, you know, can we put our assets into a new protocol, right? That helps to catalyze a new network, right? We're looking at a couple instances of newer networks that are built around Taproot … basically that make Bitcoin programmable in a true sense, right? Instead of having your Bitcoin at a custodian and having it wrapped and that sort of thing. This is an idea where it took a long time to get there, but we look at this as a way by which we can deploy our Bitcoin and be the catalyst for a network that we believe in, right? And we could essentially benefit on both sides of our book, but to own that upgrade of making Bitcoin more programmable. So we're looking at things like that where there might be synergies between the long side of the, sorry, the liquid book and the illiquid book where both are good ideas by themselves, but it's a better idea if we do them together.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco and ReserveOne filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement of M3-Brigade and a prospectus in connection with the Proposed Business Combination (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this release is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement and other relevant materials filed or that will be filed with the SEC. Information regarding the directors and executive officers of M3-Brigade and their ownership of M3-Brigade securities is set forth in the sections entitled “Directors, Officers and Corporate Governance of M3-Brigade Prior to the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. Information regarding the directors and executive officers of Pubco and their ownership of Pubco securities upon consummation of the Proposed Business Combination is set forth in the sections entitled “Management of Pubco Following the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements,” which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding ReserveOne, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of ReserveOne and Pubco, expected operating costs of Pubco, ReserveOne and its subsidiaries, the upside potential and opportunity for investors, ReserveOne’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and ReserveOne’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company;

●	risks related to ReserveOne’s anticipated business plan and strategy that ReserveOne expects to implement upon consummation of the Proposed Business Combination, including the risk that ReserveOne’s business strategy may change significantly in the future, including moving away from its currently intended focus on crypto-related activities;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the Registration Statement, the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as otherwise required by applicable law, none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3-Brigade or any other person that the events or circumstances described in such statement are material.